SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

a subsidiary of

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Names of Filing Persons (Offerors))

Preferred Shares, no par value, and American Depository Shares	105530109
(Title of classes of securities)	(CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Mak O. Bagnall

White & Case LLP

Wachovia Financial Center, Suite 4900

200 South Biscayne Boulevard

Miami, FL 33131

Tel: (305) 371-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TELE NORTE LESTE PARTICIPAÇÕES S.A.	TELEMAR NORTE LESTE S.A.
Publicly held	Publicly held
CNPJ/MF nº 02.558.134/0001-58	CNPJ/MF nº 33.000.118/0001-79
NIRE nº 33300262539	NIRE nº 33300152580

ANNOUNCEMENT TO THE MARKET

Tele Norte Leste Participações S.A. (“TNLP”) and its subsidiary Telemar Norte Leste S.A. (“Telemar”), in addition to the information released in the Notice of Material Fact dated as of May 8, 2008, hereby inform the public that TNLP and Telemar intend to submit to the São Paulo Stock Exchange (the “Bovespa”) drafts of notices of voluntary tender offers for the outstanding preferred shares Brasil Telecom Participações S.A. (“BrTP”) and Brasil Telecom S.A. (“BrTO”) on June 5, 2008 (the “Tender Offers”).

Considering the time that Bovespa customarily takes to analyze such documentation, TNLP and Telemar estimate that the notices of the Tender Offers will be published on June 16, 2008. On the date that these notices are published, the offers to purchase directed to the holders of ADS underlying preferred shares of BrTP and BrTO and U.S. resident holders of the preferred shares of BrTP and BrTO will by distributed to these holders and a Schedule TO relating to each of the Tender Offer will be submitted to the U.S. Securities and Exchange Commission.

As announced in the Notices of Material Facts dated April 25, 2008 and May 8, 2008:

•	Telemar intends to acquire, whether in the market or through the Tender Offers, up to 1/3 of the outstanding preferred shares of BrTP and BrTO;

•

the number of preferred shares of BrTP and BrTO acquired in the market will be deducted from the number of preferred shares that will be the object of the Tenders Offers, pursuant to the limit of 1/3 established by CVM Instruction No. 361/02;

TNLP and Telemar state that, prior to the release of this announcement, TNLP and Telemar have indirectly acquired 45,822,400 preferred shares of BrTP, corresponding to 19.93% of its total outstanding preferred shares, and 38,296,300 preferred shares of BrTO, corresponding to 21.65% of its total outstanding preferred shares.

Rio de Janeiro, June 5th, 2008.

José Luis Magalhães Salazar

Investor Relations Officer

Tele Norte Leste Participações S.A.

Telemar Norte Leste S.A.

Important information:

This Announcement to the Market is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of BrTP or BrTO. The proposed tender offers for a portion of the preferred shares of BrTP and BrTO described in this Announcement to the Market have not commenced.

Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BrTP, including the preferred shares underlying BrTP’s American Depositary Receipts, or (2) any preferred shares of BrTO, including the preferred shares underlying BrTO’s American Depositary Receipts, will be made only pursuant to offers to purchase and related materials that TNLP and Telemar intend to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. TNLP and Telemar urge shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the preferred shares of BrTP and/or BrTO, or (2) any other tender offer materials related to the offers for the preferred shares of BrTP and/or BrTO, shareholders of BrTP and BrTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from TNLP or Telemar.